Filed by Vector Group Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12(b)
under the Securities Exchange Act of 1934
Subject Company: New Valley Corporation
Commission File No. 1-2493
October 27, 2005

     The following talking points were used to communicate with New Valley Corporation stockholders beginning on October 27, 2005:
Vector Group Ltd.
New Valley Corporation Talking Points
•	Vector presently owns 57.7% of New Valley and is offering a significant tender premium to existing New Valley stockholders as of the September 27, 2005 announcement date
•	20.8% premium on pre-merger announcement stock price of $7.45

•	18.0% premium on 52-week high price of $7.63
•	Vector shares have significant liquidity compared to New Valley shares — 25 times the volume
•	Average Vector daily volume of 175,665 shares ($2,900,756) vs. 6,980 ($47,597) shares for New Valley during the latest twelve month period ended 10/25/05

•	Average Vector daily volume of 180,181 shares ($3,215,510) vs. 6,621 ($49,123) shares for New Valley during the six month period ended 10/25/05
•	Vector has consistently paid significant cash and stock dividends
•	Vector has paid an annual cash dividend for five years of $1.60 per share vs. no dividend for New Valley

•	Vector has had an annual stock dividend of 5% for seven years
•	Vector has a stable cash flow generating operating business through Liggett Group Inc.

•	Significant tax benefits / synergies from merger — Existing New Valley stockholders will benefit
•	Vector will be able to utilize New Valley’s $75.7 million of deferred tax assets

•	Other cost savings from elimination of public company costs / corporate overhead

Additional Information and Where to Find It
This filing is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities.
In connection with the proposed transaction, Vector has filed an exchange offer prospectus (the “Prospectus”) and related materials and a proxy statement on Schedule 14A (the “Proxy Statement”) and related materials with the Securities and Exchange Commission (“SEC”). These materials contain important information. Investors and security holders are advised to carefully review the Prospectus and Proxy Statement and related materials when they become available.
Investors and security holders may obtain a free copy of the Prospectus, Proxy Statement and other documents filed by Vector with the SEC at the SEC’s web site, www.sec.gov. Copies of the Prospectus, the Proxy Statement and Vector’s related filings made with the SEC may also be obtained from Vector’s Investor Relations Department at 305-579-8000 or from Georgeson Shareholder Communications Inc., Vector’s information agent, at (877) 388-2794 (toll free).
This filing contains certain forward-looking statements about future business transactions involving Vector and New Valley. These statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The statements are based upon Vector’s current expectations and beliefs and are subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. Actual results could differ materially from what is expressed or forecasted herein. Those risk factors are discussed in the Vector and New Valley Annual Reports on Form 10-K and subsequent reports that have been filed by the companies with the SEC.